Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Company. The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the Consolidated Financial Statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Annual Report on Internal Control Over Financial Reporting” on page 35 of the 2010 Annual Management’s Discussion and Analysis. Management is also responsible for the preparation and presentation of other financial information included in the 2010 Annual Report and its consistency with the Consolidated Financial Statements.
The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Consolidated Financial Statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the Consolidated Financial Statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.
The Consolidated Financial Statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the Consolidated Financial Statements of the Company. In addition, our auditors have issued an attestation report on the Company’s internal controls over financial reporting as at October 3, 2010. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Laurence G. Sellyn)

Glenn J. Chamandy	Laurence G. Sellyn
President and Chief Executive Officer	Executive Vice-President,
Chief Financial and Administrative Officer
December 6, 2010
GILDAN 2010 REPORT TO SHAREHOLDERS P.46

CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Gildan Activewear Inc.
We have audited the accompanying consolidated balance sheets of Gildan Activewear Inc. (the “Company”) and subsidiaries as at October 3, 2010 and October 4, 2009 and the related consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years ended October 3, 2010, October 4, 2009 and October 5, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as at October 3, 2010 and October 4, 2009, and the results of their operations and their cash flows for the years ended October 3, 2010, October 4, 2009 and October 5, 2008, in conformity with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at October 3, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 6, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Chartered Accountants
Montréal, Canada
December 6, 2010

* CA Auditor permit no 20408	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.
GILDAN 2010 REPORT TO SHAREHOLDERS P.47

CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Gildan Activewear Inc.
We have audited Gildan Activewear Inc.’s (the “Company”) internal control over financial reporting as at October 3, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over the financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at October 3, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 6, 2010 expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Montréal, Canada
December 6, 2010

* CA Auditor permit no 20408	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.
GILDAN 2010 REPORT TO SHAREHOLDERS P.48

CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONSOLIDATED BALANCE SHEETS
As at October 3, 2010 and October 4, 2009
(in thousands of U.S. dollars)

	2010	2009

Current assets:
Cash and cash equivalents	$258,442	$99,732
Trade accounts receivable	145,684	159,645
Inventories (note 3)	332,542	301,867
Prepaid expenses and deposits	9,584	11,604
Other current assets	9,079	7,117

	755,331	579,965

Property, plant and equipment (note 4)	479,292	402,203
Assets held for sale (note 15)	3,246	6,544
Intangible assets (note 5)	61,321	69,092
Goodwill (note 2)	10,197	6,709
Other assets (note 6)	11,805	9,985

Total assets	$1,321,192	$1,074,498

Current liabilities:
Accounts payable and accrued liabilities	$186,205	$124,378
Income taxes payable	5,024	11,822
Current portion of long-term debt (note 8)	—	2,803

	191,229	139,003

Long-term debt (note 8)	—	1,584
Future income taxes (note 14)	4,476	15,854
Non-controlling interest in consolidated joint venture	11,058	7,272

Commitments and contingencies (note 12)

Shareholders’ equity (note 9):
Share capital	97,036	93,042
Contributed surplus	10,091	6,976

Retained earnings	982,764	784,519
Accumulated other comprehensive income	24,538	26,248

	1,007,302	810,767

	1,114,429	910,785

Total liabilities and shareholders’ equity	$1,321,192	$1,074,498

See accompanying notes to consolidated financial statements.
On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)	(Signed: William D. Anderson)
Director	Director
Glenn J. Chamandy	William D. Anderson
GILDAN 2010 REPORT TO SHAREHOLDERS P.49

CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(in thousands of U.S. dollars, except per share data)

	2010	2009	2008

Net sales	$1,311,463	$1,038,319	$1,249,711
Cost of sales (note 18(e))	947,206	807,986	911,242

Gross profit	364,257	230,333	338,469

Selling, general and administrative expenses	154,674	134,785	142,760
Restructuring and other charges (note 15)	8,705	6,199	5,489

Operating income	200,878	89,349	190,220

Financial expense (income), net (note 20(b))	751	(304)	9,240
Non-controlling interest in consolidated joint venture	3,786	110	230

Earnings before income taxes	196,341	89,543	180,750

Income taxes (note 14)	(1,904)	(5,786)	34,400

Net earnings	198,245	95,329	146,350

Other comprehensive loss, net of related income taxes (note 16)	(1,710)	—	—

Comprehensive income	$196,535	$95,329	$146,350

Earnings per share:
Basic EPS (note 17)	$1.64	$0.79	$1.21
Diluted EPS (note 17)	$1.63	$0.79	$1.20
See accompanying notes to consolidated financial statements.
GILDAN 2010 REPORT TO SHAREHOLDERS P.50

CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(in thousands or thousands of U.S. dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders’
	Number	Amount	surplus	income	earnings	equity

Balance, September 30, 2007	120,419	$88,061	$3,953	$26,248	$542,840	$661,102

Stock-based compensation related to stock options and Treasury restricted share units	—	—	2,965	—	—	2,965
Shares issued under employee share purchase plan	21	720	—	—	—	720
Shares issued pursuant to exercise of stock options	81	418	—	—	—	418
Shares issued pursuant to vesting of Treasury restricted share units	15	190	(190)	—	—	—
Share repurchases	—	(12)	—	—	—	(12)
Net earnings	—	—	—	—	146,350	146,350

Balance, October 5, 2008	120,536	$89,377	$6,728	$26,248	$689,190	$811,543

Stock-based compensation related to stock options and Treasury restricted share units	—	—	3,007	—	—	3,007
Shares issued under employee share purchase plan	58	781	—	—	—	781
Shares issued pursuant to exercise of stock options	54	125	—	—	—	125
Shares issued pursuant to vesting of Treasury restricted share units	315	2,759	(2,759)	—	—	—
Net earnings	—	—	—	—	95,329	95,329

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785

Stock-based compensation related to stock options and Treasury restricted share units	—	—	4,081	—	—	4,081
Recovery related to repricing of stock options previously exercised (note 10(b))	—	—	1,159	—	—	1,159
Shares issued under employee share purchase plan	24	628	—	—	—	628
Shares issued pursuant to exercise of stock options	183	1,251	(10)	—	—	1,241
Shares issued pursuant to vesting of Treasury restricted share units	182	2,115	(2,115)	—	—	—
Other comprehensive loss (note 16)	—	—	—	(1,710)	—	(1,710)
Net earnings	—	—	—	—	198,245	198,245

Balance, October 3, 2010	121,352	$97,036	$10,091	$24,538	$982,764	$1,114,429

See accompanying notes to consolidated financial statements.
GILDAN 2010 REPORT TO SHAREHOLDERS P.51

CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(in thousands of U.S. dollars)

	2010	2009	2008

Cash flows from (used in) operating activities:
Net earnings	$198,245	$95,329	$146,350
Adjustments for:
Depreciation and amortization (note 18(b))	66,472	65,407	57,135
Variation of depreciation included in inventories (note 18(b))	2,725	(2,437)	(957)
Restructuring charges related to assets held for sale and property, plant and equipment (note 15)	4,351	976	2,174
Loss on disposal of property, plant and equipment	842	561	1,369
Stock-based compensation costs	4,081	3,007	2,965
Future income taxes (note 14)	(11,427)	(2,434)	(15,885)
Non-controlling interest	3,786	110	230
Unrealized net loss (gain) on foreign exchange and financial derivatives not designated as cash flow hedges	846	(1,012)	(2,222)
Realized gain on financial derivatives included in other comprehensive income, net of amounts reclassified to net earnings	684	—	—

	270,605	159,507	191,159
Changes in non-cash working capital balances:
Trade accounts receivable	16,018	45,608	8,622
Inventories	(32,280)	16,742	(31,178)
Prepaid expenses and deposits	2,020	(1,191)	(881)
Other current assets	(168)	2,743	1,641
Accounts payable and accrued liabilities	52,127	(22,731)	25,700
Income taxes payable	(6,771)	(31,499)	43,802

	301,551	169,179	238,865
Cash flows from (used in) financing activities:
Decrease in amounts drawn under revolving long-term credit facility	—	(45,000)	(4,000)
Decrease in bank indebtedness	—	—	(2,739)
Increase in other long-term debt	43	44	2,805
Repayment of other long-term debt	(4,430)	(3,661)	(5,461)
Proceeds from the issuance of shares	1,869	906	1,138
Repurchase of shares	—	—	(12)
Recovery related to repricing of stock options previously exercised (note 10(b))	1,159	—	—

	(1,359)	(47,711)	(8,269)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(126,855)	(43,877)	(85,440)
Purchase of intangible assets	(1,026)	(1,061)	(11,590)
Business acquisition (note 2)	(15,850)	(1,196)	(126,819)
Restricted cash related to a business acquisition (note 2)	254	3,958	(10,000)
Proceeds on disposal of assets held for sale	4,708	6,349	3,736
Net (increase) decrease in other assets	(2,477)	1,629	2,826

	(141,246)	(34,198)	(227,287)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(236)	105	(202)

Net increase in cash and cash equivalents during the year	158,710	87,375	3,107
Cash and cash equivalents, beginning of year	99,732	12,357	9,250

Cash and cash equivalents, end of year	$258,442	$99,732	$12,357

Supplemental disclosure of cash flow information (note 18(a))
See accompanying notes to consolidated financial statements.
GILDAN 2010 REPORT TO SHAREHOLDERS P.52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)
Gildan Activewear Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28. All references to 2010, 2009 and 2008 represent the fiscal years ended October 3, 2010, October 4, 2009 and October 5, 2008, respectively.
1. SIGNIFICANT ACCOUNTING POLICIES:
The consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles. The Company’s functional currency is the U.S. dollar. The principal accounting policies of the Company are summarized as follows:
(a)	Basis of presentation:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The consolidated financial statements also include the accounts of a yarn spinning joint venture with Frontier Spinning Mills, Inc., CanAm Yarns LLC (“CanAm”), as the Company is considered the primary beneficiary of this entity. All significant intercompany balances and transactions have been eliminated on consolidation.
(b)	Future accounting standards:

Business combinations:

In January 2009, the Accounting Standards Board (“AcSB”) issued CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and is generally equivalent to IFRS 3, Business Combinations (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration transferred, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business combinations be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption. The Company expects to early adopt Section 1582 in fiscal 2011.
GILDAN 2010 REPORT TO SHAREHOLDERS P.53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(b)	Future accounting standards (continued):

Consolidated financial statements and non-controlling interests:

In January 2009, the AcSB issued Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008) under IFRS. Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Instead, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. Earlier adoption is permitted which would be effective as of the beginning of the fiscal year of adoption. The Company expects to early adopt these Sections in fiscal 2011, which would result in the reclassification of the non-controlling interest in consolidated joint venture from a separate item on the consolidated balance sheet to a separate component of shareholders’ equity for all periods presented.

International Financial Reporting Standards (“IFRS”):

In February 2008, the AcSB confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company has completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The second phase of the transition plan, which involved a detailed impact analysis of the identified differences, is substantially complete, and the final implementation phase is currently underway. As the IFRS transition plan progresses, the Company will continue to report on the status of its transition plan in its Management’s Discussion and Analysis.

(c)	Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(d)	Trade accounts receivable:

Trade accounts receivable consist of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts.

(e)	Inventories:

Inventories are stated at the lower of First-In First-Out cost and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods under normal circumstances.
GILDAN 2010 REPORT TO SHAREHOLDERS P.54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(f)	Property, plant and equipment:

Property, plant and equipment are recorded at cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets at the following annual rates:

Asset	Rate

Buildings and improvements	2 1/2% to 20%
Manufacturing Equipment	10% to 33%
Other Equipment	10% to 50%
Assets not in service include expenditures incurred to date for plant expansions which are still in process and equipment not yet in service as at the balance sheet date. Depreciation on these assets commences when the assets are put into service.
(g)	Assets held for sale:
Long-lived assets are classified as held for sale when certain criteria are met, which include: the Company’s commitment to a plan to sell the assets; the assets are available for immediate sale in their present condition; an active program to locate buyers and other actions to sell the assets have been initiated; the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; the assets are being actively marketed at reasonable prices in relation to their fair value; and it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
The Company measures assets held for sale at the lower of carrying amount or fair value less cost to sell. These assets are not depreciated.
(h)	Intangible assets:
Intangible assets consist of computer software recorded at cost and acquired customer contracts and customer relationships. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets at the following annual rates:

Asset	Rate

Customer contracts and customer relationships	5%
Computer software	25%
The costs of information technology projects including internally developed computer software are capitalized and included in intangible assets commencing at the point at which the following criteria are met: the technical feasibility of completing the projects have been achieved so that the software will be available for use; the Company intends to complete the information technology projects and is capable of using the software internally; the software will generate probable future economic benefits; the Company has adequate technical, financial and other resources to complete development of the projects; and the Company has the ability to reliably measure the expenditures attributable to the information technology projects during development. The Company does not capitalize pilot projects where it believes that future economic benefits are less than probable or projects that do not meet the above criteria. The costs of information technology projects that are capitalized include the cost of software tools and licenses used in the development of the projects as well as direct payroll and consulting costs.
(i)	Goodwill:
Goodwill recorded in connection with business combinations represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit exceeds the estimated fair value of the reporting unit, an impairment loss is recognized in an amount equal to the excess of the carrying value over the fair value of the goodwill, if any.
GILDAN 2010 REPORT TO SHAREHOLDERS P.55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(j)	Impairment of long-lived assets:
Long-lived assets consisting of property, plant and equipment and intangible assets with finite lives are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of the impairment loss recognized is measured as the amount by which the carrying value for an asset exceeds the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset.
(k)	Foreign currency translation:
Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than U.S. dollars are translated at the rates of exchange at the balance sheet date. Other balance sheet items denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.
The foreign subsidiaries are considered to be integrated foreign operations, and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings. The Company does not currently have any self-sustaining foreign subsidiaries.
(l)	Revenue recognition:
Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and when the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors, and exclude sales taxes.
(m)	Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, transportation costs incurred until the receipt of finished goods at the Company’s distribution facilities, and outbound freight to customers. Cost of sales also includes costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, insurance, internal transfer of inventories, inventory write-downs, and customs and duties.
Gross profit is the result of sales less cost of sales. The Company’s gross profit may not be comparable to this metric as reported by other companies, since some entities exclude depreciation expense and outbound freight to customers from cost of sales.
(n)	Selling, general and administrative expenses:
Selling, general and administrative (SG&A) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased facilities and equipment, professional fees, non-manufacturing depreciation and amortization expense, and other general and administrative expenses. SG&A expenses also include amortization of customer-related intangible assets and bad debt expense.
(o)	Advertising and product introduction expenditures:
Advertising and co-op advertising expenses are expensed as incurred in selling, general and administrative expenses. Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. These fees are recognized as a reduction in revenue when incurred unless the Company receives a benefit over a period of time and certain other criteria are met, such as identifiable contractual rights which are enforceable and recoverable. In this case, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.
GILDAN 2010 REPORT TO SHAREHOLDERS P.56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(p)	Cotton and yarn procurements:
The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.
(q)	Financial instruments and hedging relationships:
All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in net earnings in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Financial assets and liabilities measured at fair value use a fair value hierarchy to prioritize the inputs used in measuring fair value. Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Derivative instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in net earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a cash flow hedge, when hedging instruments become ineffective before their maturity or the hedging relationship is terminated, any gains, losses, revenues or expenses associated with the hedging item that had previously been recognized in other comprehensive income as a result of applying hedge accounting are carried forward to be recognized in net earnings in the same period as the hedged item affects net earnings, to the extent that it is probable that the forecasted cash flows will occur. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in net earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in net earnings.
When the Company utilizes derivatives in hedge accounting relationships, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting cash flows of hedged items.
(r)	Comprehensive income:
Comprehensive income, which consists of net earnings and other comprehensive income, is defined as the change in shareholders’ equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles and includes unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation gains and losses arising from self-sustaining foreign subsidiaries and changes in the fair value of the effective portion of qualifying cash flow hedging instruments.
GILDAN 2010 REPORT TO SHAREHOLDERS P.57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(s)	Income taxes:
The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and a valuation allowance is provided to the extent that it is determined that it is no longer more likely than not that the asset will be realized. Future income tax assets and future income tax liabilities are offset if they relate to the same taxable entity and the same taxation authority.
The Company’s income tax provision is based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. The Company recognizes the benefits of uncertain tax filing positions in its financial statements when it is considered likely that the tax position will be sustained upon examination by tax authorities, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized from such positions are measured at the best estimate of the amounts expected to be realized upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. Previously recognized tax benefits relating to uncertain tax filing positions are derecognized if it becomes likely that the Company’s tax position will no longer be upheld.
(t)	Stock-based compensation and other stock-based payments:
The Company follows the fair value-based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For stock options and Treasury restricted share units, compensation cost is measured at the fair value at the date of grant, net of estimated forfeitures, and is expensed over the award’s vesting period. The fair value of stock options granted is estimated on the date of grant using the Black-Scholes pricing model, and the fair value of Treasury restricted share units granted is equal to the market price of the common shares of the Company on the date of grant. For non-Treasury restricted share units, the compensation cost is ultimately measured based on the market price of the Company’s shares at the vesting date, net of estimated forfeitures, and is expensed over the award’s vesting period. The offsetting liability is marked to the underlying market price until the vesting date with any changes in the market value of the Company’s shares resulting in a change in the measure of compensation cost for these awards until vested, which is recorded in the periods in which these changes occur.
For employee share purchase plans, the Company’s contribution, on the employee’s behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of stock is also recorded as an increase to share capital.
(u)	Employee future benefits:
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees’ contributions up to a fixed percentage of the employee’s salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred.
The Company maintains a liability for statutory severance and pre-notice benefit obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.
GILDAN 2010 REPORT TO SHAREHOLDERS P.58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(v)    Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options and the issuance of Treasury restricted share units, if dilutive. The number of additional shares is calculated by assuming that all outstanding options are exercised and all outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized stock-based compensation which is considered to be assumed proceeds under the treasury stock method, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized stock-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.
(w)   Environmental expenditures:
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized in property, plant and equipment and are generally amortized over the remaining useful life of the underlying asset. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.
The Company may be obliged to incur certain future removal and site restoration costs should it decide to discontinue some of its activities. Where there is a legal obligation associated with the retirement of property, plant and equipment, and the fair value of the obligation can be reasonably estimated, a liability is initially recognized at its estimated fair value and a corresponding asset retirement cost is added to the carrying value of the related asset and amortized over the remaining life of the underlying asset. The Company had no recognized asset retirement obligations as at October 3, 2010 and October 4, 2009 as the Company plans to continue its activities for an indeterminate period and the range of possible methods of restoration are not conclusive at this time. As such, the information available to the Company is insufficient to reasonably estimate the fair value of a conditional asset retirement obligation.
(x)    Business acquisitions:
The Company accounts for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. When the amounts assigned to identifiable net assets exceed the cost of the purchase, resulting in negative goodwill, the excess is applied, to the extent possible, to certain non-current assets, with the balance recorded as an extraordinary gain.
(y)    Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ materially from those estimates.
Significant areas requiring the use of management estimates and assumptions include the allowance for doubtful accounts, sales promotional programs, inventory valuation, recoverability of long-lived assets, income tax assets and liabilities, and business acquisitions and goodwill.
GILDAN 2010 REPORT TO SHAREHOLDERS P.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. BUSINESS ACQUISITIONS:
Shahriyar Fabric Industries Limited
Effective March 31, 2010, the Company acquired 100% of the common shares of Shahriyar Fabric Industries Limited (“Shahriyar”), a vertically-integrated knitting, dyeing, finishing, cutting and sewing facility for the manufacture of high-quality ring-spun T-shirts near Dhaka, Bangladesh, for a total consideration of $15.9 million. The purpose of the acquisition was to begin the development over time of a vertically-integrated manufacturing hub in Asia, to position the Company to pursue geographic markets in Asia and Europe.
The Company accounted for this acquisition using the purchase method and the results of Shahriyar have been consolidated with those of the Company from the date of acquisition. The Company has allocated the purchase price to the assets acquired based on their fair value and taking into account all relevant information available at that time.
The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$1,392
Inventories	1,120
Other current assets	1,383
Property, plant and equipment	12,181

16,076
Liabilities assumed:
Accounts payable and accrued liabilities	(3,714)

Net identifiable assets acquired	12,362
Goodwill	3,488

Purchase price	$15,850

Consideration:
Payment to shareholders	$3,250
Repayment of debt on behalf of the selling shareholders at closing	12,000
Transaction costs	600

$15,850

The Company’s repayment of the debt on behalf of the selling shareholders at closing was funded through a new short term banking facility of $12 million. This facility bears interest at 9.5% per annum, and is secured by a restricted cash deposit. As at October 3, 2010, the amount drawn under the short-term banking facility amounted to $9.9 million and the corresponding balance of the restricted cash deposit amounted to $9.9 million. The Company has offset the amounts owing under the short term banking facility against the collateral deposit in the consolidated balance sheet since the Company has the legal right of offset and intends to use the collateral deposit to repay the bank facility in 2011.
Goodwill recorded in connection with this acquisition is not deductible for tax purposes.
GILDAN 2010 REPORT TO SHAREHOLDERS P.60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. BUSINESS ACQUISITIONS (continued):
V.I. Prewett & Son, Inc.
On October 15, 2007, the Company acquired 100% of the capital stock of V.I. Prewett & Son, Inc. (“Prewett”), a U.S. supplier of basic family socks primarily to U.S. mass-market retailers. The acquisition is intended to enhance further the Company’s position as a full-product supplier of socks, activewear and underwear for the retail channel.
The aggregate purchase price of $128.0 million was comprised of cash consideration of $125.3 million, a deferred payment of $1.2 million, which was disbursed in the fourth quarter of fiscal 2009, and transaction costs of $1.5 million. The purchase agreement provides for an additional purchase consideration of up to $10.0 million contingent on specified future events. This amount was paid into escrow by the Company, but events occurring subsequent to the acquisition have resulted in a reduction of the contingent purchase price and escrow balance to $5.8 million as at October 3, 2010. The escrow deposit of $5.8 million (October 4, 2009 — $6.0 million) is included in other assets on the consolidated balance sheet. The remaining contingent purchase price may be subject to further reductions during fiscal 2011. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.
The Company accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition. The Company has allocated the purchase price to the assets acquired based on their fair values and taking into account all relevant information available at that time.
The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$28,228
Inventories	44,074
Prepaid expenses	1,573
Property, plant and equipment	26,202
Customer contracts and customer relationships	61,000
Other assets	196

161,273
Liabilities assumed:
Bank indebtedness	(2,739)
Accounts payable and accrued liabilities	(12,800)
Future income taxes	(24,428)

(39,967)

Net identifiable assets acquired	121,306
Goodwill	6,709

Purchase price	$128,015

Consideration:
Cash	$125,294
Transaction costs	1,525
Deferred payment disbursed in fiscal 2009	1,196

$128,015

Immediately following the acquisition, the Company repaid the entire amount of bank indebtedness assumed at the date of acquisition. Goodwill recorded in connection with this acquisition is not deductible for tax purposes.
GILDAN 2010 REPORT TO SHAREHOLDERS P.61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. INVENTORIES:
Inventories were comprised of the following:

	2010	2009

Raw materials and spare parts inventories	$54,353	$43,078
Work in process	37,305	24,576
Finished goods	240,884	234,213

	$332,542	$301,867

The amount of inventory recognized as an expense and included in cost of sales was $928.9 million (2009 — $795.0 million), which included an expense of $7.1 million (2009 — $8.1 million) related to the write-down of inventory to net realizable value.
4. PROPERTY, PLANT AND EQUIPMENT:

		Accumulated	Net book
2010	Cost	depreciation	value

Land	$28,993	$—	$28,993
Buildings and improvements	175,908	42,010	133,898
Manufacturing equipment	413,287	176,686	236,601
Other equipment	73,486	38,005	35,481
Assets not in service	44,319	—	44,319

	$735,993	$256,701	$479,292

		Accumulated	Net book
2009	Cost	depreciation	value

Land	$17,152	$—	$17,152
Buildings and improvements	146,823	34,798	112,025
Manufacturing equipment	363,672	172,471	191,201
Other equipment	71,517	14,875	56,642
Assets not in service	25,183	—	25,183

	$624,347	$222,144	$402,203

Assets not in service include expenditures incurred to date for plant expansions which are still in process and equipment not yet in service as at the balance sheet date.
GILDAN 2010 REPORT TO SHAREHOLDERS P.62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. INTANGIBLE ASSETS:

		Accumulated	Net book
2010	Cost	amortization	value

Customer contracts and customer relationships	$63,526	$9,966	$53,560
Computer software	26,453	18,692	7,761

	$89,979	$28,658	$61,321

		Accumulated	Net book
2009	Cost	amortization	value

Customer contracts and customer relationships	$63,526	$6,769	$56,757
Computer software	25,427	13,092	12,335

	$88,953	$19,861	$69,092

6. OTHER ASSETS:

	2010	2009

Restricted cash related to the acquisition of Prewett (note 2)	$5,788	$6,042
Long-term prepaid expenses and other	5,064	2,689
Long-term non-trade receivable	953	1,254

	$11,805	$9,985

7. REVOLVING LINE OF CREDIT:
The Company’s joint venture, CanAm, has a revolving line of credit in the amount of $4.0 million. Borrowings are due on demand and bear interest at 30-day LIBOR plus 2.0% (2.29% at October 3, 2010; 2.26% at October 4, 2009). The line of credit is secured by a first ranking security interest on the assets of CanAm. There were no amounts drawn under the line of credit at October 3, 2010 and October 4, 2009.
GILDAN 2010 REPORT TO SHAREHOLDERS P.63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. LONG-TERM DEBT:
As at October 3, 2010, the Company had no long-term debt outstanding. The balance of long-term debt outstanding as at October 4, 2009, which was repaid in its entirety during fiscal 2010, was as follows:

2009

Secured:
Term loan, repayable in monthly instalments, bearing interest at 30-day LIBOR plus 2.50% (2.76% at October 4, 2009), secured by assets (a)	$3,162
Municipal bonds, repayable in annual instalments, bearing interest at variable rates (3.05% at October 4, 2009), secured by building and equipment (b)	714

3,876
Current portion of secured debt	2,348

$1,528

Unsecured:
Term loans, bearing interest at rates up to 4% per annum	$511
Current portion of unsecured debt	455

$56

Total secured and unsecured long-term debt	$1,584

(a)	The term loan had been entered into by CanAm. The property, plant and equipment of CanAm served as collateral for the long-term borrowings of CanAm. Other creditors of CanAm did not have any recourse to the general credit of the Company.

(b)	As a result of the acquisition of Kentucky Derby Hosiery Co., Inc. (“Kentucky Derby”) in fiscal 2006, the Company assumed the obligations entered into by Kentucky Derby. The property, plant and equipment of Kentucky Derby served as collateral for the long-term borrowings of Kentucky Derby.
The Company has a committed revolving term credit facility for a maximum of $400.0 million, which matures in June 2013. The facility is unsecured. There were no amounts drawn under this facility at October 3, 2010 and October 4, 2009. In addition, an amount of $12.7 million (October 4, 2009 - $0.2 million) has been committed against this facility to cover various letters of credit as described in note 13.
Under various financing arrangements with its bankers and other long-term lenders, including the revolving term credit facility, the Company is required to meet certain financial covenants. The Company was in compliance with all of these financial covenants as at October 3, 2010 and October 4, 2009.
GILDAN 2010 REPORT TO SHAREHOLDERS P.64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9. SHAREHOLDERS’ EQUITY:
(a)	The Board of Directors has approved a shareholder rights plan to replace the previous plan that expired on December 1, 2010, which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value. It will be submitted for ratification by shareholders at the Company’s annual and special meeting of shareholders to be held on February 9, 2011.

(b)	Accumulated other comprehensive income:

At the commencement of fiscal 2004, the Company adopted the U.S. dollar as its functional and reporting currency. The change in the functional currency for the prior periods resulted in a currency translation adjustment of $26.2 million, which is reflected in the accumulated other comprehensive income. In addition, accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the period.

(c)	Share capital:

Authorized:

First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at October 3, 2010 and October 4, 2009 none of the first and second preferred shares were issued. Common shares, authorized without limit as to number and without par value.

Issued:

As at October 3, 2010, there were 121,351,998 common shares (October 4, 2009 — 120,963,028) issued and outstanding.
10. STOCK-BASED COMPENSATION:
(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current stock price as defined in the plans. Shares purchased under the plans prior to January 1, 2008 must be held for a minimum of one year. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 2,800,000 common shares for issuance under the plans. As at October 3, 2010, a total of 243,702 shares (2009 — 219,353) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.1 million (2009 — $0.1 million; 2008 — $0.1 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:

The Company’s Long Term Incentive Plan (the “LTIP”) includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units (“Treasury RSUs”) and non-dilutive restricted share units (“non-Treasury RSUs”) to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 6,000,316 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at October 3, 2010, 2,760,661 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth and fifth anniversary of the grant date, with the exception of a special one-time award of 409,711 options which cliff vest on the fifth anniversary of the grant date, and expire no more than seven or ten years after the date of the grant. All options granted prior to fiscal 2007 have fully vested.
GILDAN 2010 REPORT TO SHAREHOLDERS P.65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. STOCK-BASED COMPENSATION (continued):
(b)	Stock options and restricted share units (continued):

As previously disclosed, an internal review of all stock option grants made by the Company since its initial public offering in 1998 was conducted by a special committee of independent directors of the Board. As a result of this review, the Company determined that certain stock options granted to employees, officers and directors during fiscal years 1999 to 2003 had been awarded at prices which were inconsistent with the terms of the Company’s LTIP in effect at the time, as well as with certain requirements of the Toronto Stock Exchange. The special committee of the Board concluded that there had been no intention of wrongdoing on the part of any current or former director or senior officer in the granting of stock options during the aforesaid period. However, current directors and senior executive officers who inadvertently benefitted from more favourable pricing of stock options have voluntarily reimbursed the Company for any excess gains and have agreed to the repricing of unexercised options. In addition, the Company has pursued all reasonable avenues for recoveries from other parties. The steps taken by the Company resulted in: (i) the Company increasing the exercise price of 261,440 unexercised vested stock options during the second quarter, resulting in a $0.2 million increase in the aggregate exercise value of the unexercised stock options, or representing an increase to the weighted average exercise price for these stock options of $0.77 (from $6.18 to $6.95), and also resulting in an increase of $0.10 to the weighted average exercise price of all options outstanding as at April 4, 2010 (from $18.76 to $18.86), and; (ii) the Company recovering $2.2 million in cash, including $1.1 million from current senior officers during the second quarter relating to stock options that were previously exercised, and $1.1 million from other parties during the first quarter. Amounts recovered in cash from current senior officers have been recorded as a credit to contributed surplus. No adjustment is required to prior year financial statements under either Canadian or U.S. GAAP.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
	(in Canadian dollars)

Options outstanding, October 5, 2008	878	$14.23
Granted	233	23.48
Exercised	(54)	2.58
Forfeited	(47)	30.75

Options outstanding, October 4, 2009	1,010	16.21
Granted	498	21.77
Exercised	(183)	7.06
Forfeited	(26)	26.87

Options outstanding, October 3, 2010	1,299	$19.57

The weighted average fair value of each option granted was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	2.69%	3.06%	4.17%
Expected volatility	42.48%	34.98%	30.73%
Expected life	7.1 years	5.25 years	4.68 years
Expected dividend yield	—	—	—

The grant date weighted average fair value of options granted in fiscal 2010 was $8.51 (2009 — $9.24; 2008 — $13.02).
GILDAN 2010 REPORT TO SHAREHOLDERS P.66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. STOCK-BASED COMPENSATION (continued):
(b)	Stock options and restricted share units (continued):

The following table summarizes information about stock options outstanding and exercisable at October 3, 2010:

	Options outstanding			Options exercisable
			Weighted
Range of exercise		Weighted average	average remaining		Weighted average
prices	Number	exercise price	contractual life (yrs)	Number	exercise price
(in Canadian dollars)		(in Canadian dollars)			(in Canadian dollars)
$5.00 - $5.72	51	$5.33	1.09	51	$5.33
$6.88 - $7.55	125	6.89	0.37	125	6.89
$8.64 - $8.72	214	8.65	0.34	214	8.65
$20.12 - $23.49	696	22.26	7.49	—	—
$27.17 - $39.39	213	32.64	3.44	136	31.46

	1,299	$19.57		526	$13.79

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With the exception of a special, one-time award, which vests at the end of an eight-year period, all other Treasury RSUs awarded to date vest at the end of a five-year vesting period. The vesting of at least 50% of the Treasury RSUs are dependent upon the fiscal performance of the Company relative to a benchmark group of Canadian publicly listed companies, or as determined by the Board of Directors.

Changes in outstanding Treasury RSUs were as follows:

		Weighted
		average fair
	Number	value per unit

Treasury RSUs outstanding, October 5, 2008	978	$17.43
Granted	181	11.11
Settled through the issuance of common shares	(315)	8.75
Forfeited	(86)	26.75

Treasury RSUs outstanding, October 4, 2009	758	18.48
Granted	202	18.57
Settled through the issuance of common shares	(182)	11.64
Forfeited	(30)	24.17

Treasury RSUs outstanding, October 3, 2010	748	$19.93

As at October 3, 2010, none (2009 — 20,000) of the outstanding Treasury RSUs were vested for which shares were issued subsequent to year-end. The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, was $4.1 million (2009 — $3.0 million; 2008 — $3.0 million). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.
GILDAN 2010 REPORT TO SHAREHOLDERS P.67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. STOCK-BASED COMPENSATION (continued):
(b)	Stock options and restricted share units (continued):

Changes in outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 5, 2008	99
Granted	106
Settled	(3)
Forfeited	(17)

Non-Treasury RSUs outstanding, October 4, 2009	185
Granted	214
Settled	(70)
Forfeited	(16)

Non-Treasury RSUs outstanding, October 3, 2010	313

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they are expected to be settled in cash at the end of the vesting period. The settlement amount is based on the Company’s stock price at the vesting date. Beginning in fiscal 2010, 100% of Non-Treasury RSUs awarded to executive officers are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of Non-Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As of October 3, 2010, the weighted average fair value per non-Treasury RSU was $28.04. Non-Treasury RSUs that are expected to be settled in cash are non-dilutive as no common shares are issued from treasury. As at October 3, 2010, 18,911 (2009 — 47,170) of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, was $2.9 million (2009 — $0.8 million; 2008 — $0.3 million). The total obligation under this plan as at October 3, 2010, is $3.1 million (October 4, 2009 — $1.7 million) and is recorded in accounts payable and accrued liabilities.
11. DEFERRED SHARE UNIT PLAN:
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units (“DSUs”). The value of these DSUs is the market price of the Company’s common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at October 3, 2010, there were 53,602 (2009 — 36,086) DSUs outstanding at a value of $1.5 million (2009 — $0.7 million). This amount is included in accounts payable and accrued liabilities. The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses.
Changes in outstanding DSUs were as follows:

Number

DSUs outstanding, October 5, 2008	19
Granted	17

DSUs outstanding, October 4, 2009	36
Granted	18

DSUs outstanding, October 3, 2010	54

GILDAN 2010 REPORT TO SHAREHOLDERS P.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. COMMITMENTS AND CONTINGENCIES:
(a)	The minimum annual lease payments under operating leases for premises, equipment and aircraft are approximately as follows:

Fiscal year

2011	$9,190
2012	6,447
2013	5,889
2014	4,561
2015	4,028
Thereafter	16,114

$46,229

(b)	As at October 3, 2010, there were contractual obligations outstanding of approximately $76.1 million for the acquisition of property, plant and equipment (2009 — $60.0 million).

(c)	During fiscal 2010, the United States Department of Agriculture advanced $3.1 million (October 4, 2009 — $4.3 million) to CanAm in connection with a subsidy program with the intent of assisting domestic spinning and textile manufacturers. Amounts received under this program are based on U.S. cotton consumption. The assistance provided is not repayable, provided that eligible capital investments are incurred over a certain period of time for amounts equivalent to the assistance received. All amounts received are recorded as deferred income and are included in accounts payable and accrued liabilities until there is reasonable assurance that eligible capital investments will be incurred. Once reasonable assurance is obtained, the amounts recorded in deferred income are recognized and proportionately allocated as a reduction of cost of goods sold and property, plant and equipment, using the intent of the subsidy program as a basis for the allocation. During fiscal 2010, the Company recognized $6.0 million of the subsidies received to date as a reduction of cost of goods sold, partially offset by a charge of $3.0 million to non-controlling interest in the Company’s consolidated statement of earnings to reflect the 50% non-controlling interest of the amount recognized. In addition, the Company recorded $0.7 million as a reduction of capital expenditures, and $0.7 million as a reduction of inventories as at October 3, 2010. As at October 3, 2010, financial assistance received in the amount of $3.1 million, $3.9 million, and $0.4 million is to be disbursed by CanAm no later than February 2011, February 2012 and February 2013, respectively, to finance eligible capital expenditures.

(d)	Securities Class Actions:

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.

The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by the Company and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied. The Plaintiff’s have appealed the decisions on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.
GILDAN 2010 REPORT TO SHAREHOLDERS P.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. COMMITMENTS AND CONTINGENCIES (continued):
(d)	Securities Class Actions (continued):

In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. In the Quebec action, a motion requesting permission to amend the petition was filed on April 6, 2010, to align the allegations in said petition with those pleaded in the Ontario action. A case management judge has been appointed but no date has been set yet for the case conference.

On August 3, 2010, the Company announced it had entered into an agreement to settle all claims raised in these proposed class action lawsuits, subject to final approval from the courts. In consideration of the dismissal of the proposed class actions currently pending before all three courts and releases from the proposed class members of the claims against the Company and certain of its senior executives, the settlement agreement provides for a total amount of $22.5 million to be paid into an escrow account for distribution to the proposed class members. The settlement is conditional on the courts’ approval and subject to the Company’s option to terminate the settlement in the event valid opt-outs by the proposed class members exceed a pre-agreed confidential opt-out threshold. Under this agreement, the Company would have no financial obligation as the settlement would be entirely funded by the Company’s insurers, and therefore no provision has been recorded in the Consolidated Financial Statements.

In the event the Company would elect to terminate the settlement agreement because valid opt-outs by proposed class members exceed the pre-agreed opt-out threshold, or if the courts would not provide final approval of the settlement, the parties would revert to their litigation positions immediately prior to the execution of the settlement agreement. If such event would occur, the Company would continue to strongly contest the basis upon which these actions are predicated and would vigorously defend its position. Under this scenario, due to the inherent uncertainties of litigation, it would not be possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.

(e)	The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.
13. GUARANTEES:
The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 3, 2010, the maximum potential liability under these guarantees was $21.8 million (2009 — $10.0 million), of which $5.1 million (2009 — $4.7 million) was for surety bonds and $16.7 million (2009 — $5.3 million) was for corporate guarantees and standby letters of credit. The surety bonds are automatically renewed on an annual basis, the corporate guarantees and standby letters of credit mature at various dates in fiscal 2011.
As at October 3, 2010, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.
GILDAN 2010 REPORT TO SHAREHOLDERS P.70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. INCOME TAXES:
The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2010	2009	2008

Combined basic Canadian federal and provincial income taxes	$59,533	$27,884	$56,114

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(70,105)	(32,181)	(51,292)
Income tax charge (recovery) for prior taxation years	2,322	(6,085)	26,906
Effect of non-deductible expenses and other	6,346	4,596	2,672

	$(1,904)	$(5,786)	$34,400

The income tax recovery of $6.1 million in fiscal 2009, relates to previously unrecognized tax positions of prior taxation years.
In fiscal 2009, the Canada Revenue Agency (CRA) completed its audit of the 2004, 2005 and 2006 taxation years and there were no significant adjustments to the Company’s income tax returns. In fiscal 2008, the CRA completed an audit of the Company’s income tax returns for the 2000, 2001, 2002 and 2003 fiscal years, the scope of which included a review of the Company’s transfer pricing and the allocation of income between the Company’s Canadian legal entity and its foreign subsidiaries. On December 10, 2008, the Company reached an agreement with the CRA, which resulted in a tax reassessment related to the restructuring of its international wholesale business and the related transfer of the Company’s assets to its Barbados subsidiary, which occurred in fiscal 1999. The terms of the agreement were accounted for in fiscal 2008 through a charge to income tax expense of $26.9 million, including a provision for provincial taxes, and a reclassification of $17.3 million of future income tax liabilities to income taxes payable. There were no penalties assessed as part of the agreement, and there were no other significant income tax adjustments to reported taxable income for the years under audit. During fiscal 2009, the Company made payments of $24.8 million to the CRA and a provincial tax authority, as part of this agreement. In the first quarter of fiscal 2010, the Company made payments of $13.4 million for the provincial component of the agreement described above.
The components of income tax (recovery) expense are as follows:

	2010	2009	2008

Current income taxes	$9,523	$(3,352)	$50,285
Future income taxes	(11,427)	(2,434)	(15,885)

	$(1,904)	$(5,786)	$34,400

GILDAN 2010 REPORT TO SHAREHOLDERS P.71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. INCOME TAXES (continued):
Significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009

Future income tax assets (liabilities)
Non-capital losses	$12,778	$3,817
Taxable temporary differences related to:
Reserves and accruals	6,340	6,634
Property, plant and equipment and intangible assets	(25,614)	(26,699)
Other	2,020	394

Net future income tax liability (presented as long-term liabilities)	$(4,476)	$(15,854)

As at October 3, 2010, the Company has non-capital loss carryforwards available to reduce future taxable income for Canadian, and U.S. tax purposes of approximately CAD$11.4 million and $11.1 million, respectively, expiring between 2022 and 2030, for which no future tax asset has been recognized.
The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years because the Company currently does not expect to sell those investments, and for those undistributed earnings that would become taxable, there is no intention to repatriate the earnings.
15. RESTRUCTURING AND OTHER CHARGES, AND ASSETS HELD FOR SALE:

	2010	2009	2008

Loss (gain) on disposal of assets held for sale	$37	$(619)	$(526)
Accelerated depreciation	2,488	—	—
Asset impairment loss and write-down of assets held for sale	1,826	1,595	2,700
Employee termination costs and other benefits	744	2,180	400
Other exit costs	3,705	3,120	3,470
Adjustment for employment contract	(95)	(77)	(555)

	$8,705	$6,199	$5,489

During the first quarter of fiscal 2010, the Company announced plans to consolidate its existing distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina. These plans have resulted in the closure of its leased retail distribution facility in Martinsville, Virginia and its retail distribution facility in Fort Payne, Alabama. The costs incurred in connection with this initiative have been recorded as restructuring and other charges, including accelerated depreciation resulting from a change in estimate for the remaining economic lives of certain distribution long-lived assets. The Company has also recorded restructuring charges in fiscal 2010 and 2009 relating to manufacturing facilities that were closed in fiscal 2009 and in previous years.
For fiscal 2010, restructuring and other charges totalled $8.7 million, mainly relating to the consolidation of retail distribution facilities mentioned above, including $2.5 million of accelerated depreciation, an asset impairment loss of $1.8 million, and $0.7 million of employee termination costs. The Company also incurred other exit costs of $3.7 million for fiscal 2010 including inventory transfer costs, carrying and dismantling costs, and lease termination costs.
For fiscal 2009, restructuring and other charges totalled $6.2 million which included $3.7 million for the closure of the Company’s U.S. sock finishing operations, and $3.1 million primarily related to facility closures that occurred in previous fiscal years, including carrying costs and asset write-downs, net of a gain of $0.6 million relating to assets held for sale.
GILDAN 2010 REPORT TO SHAREHOLDERS P.72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. RESTRUCTURING AND OTHER CHARGES, AND ASSETS HELD FOR SALE (continued):
Restructuring charges of $5.5 million in fiscal 2008 included $2.1 million relating to the consolidation of the Company’s Haiti sewing operation, and $4.5 million relating to facility closures which occurred in previous fiscal years, primarily for carrying and dismantling costs associated with assets held for sale, partially offset by a gain on disposal of assets held for sale of $0.5 million. The Company also had a recovery of $0.6 million from the obligations accrued for an employment contract with a former executive of the Company.
Assets held for sale of $3.2 million as at October 3, 2010 (October 4, 2009 — $6.5 million) include property, plant and equipment relating to the closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed of. Any fair value adjustments and gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.
Accounts payable and accrued liabilities include amounts relating to restructuring activities and charges to comply with an employment contract, as follows:

Balance, October 5, 2008	$1,993
Employee termination and other benefits	2,180
Adjustment for employment contract	(77)
Foreign exchange adjustment	(25)
Payments	(2,385)

Balance, October 4, 2009	1,686
Employee termination and other benefits	744
Adjustment for employment contract	(95)
Foreign exchange adjustment	34
Payments	(915)

Balance, October 3, 2010	$1,454

16. OTHER COMPREHENSIVE INCOME (LOSS):
Other comprehensive income (loss) was comprised of the following:

	2010	2009	2008

Net gain on derivatives designated as cash flow hedges (net of income tax of $22)	$2,129	$—	$—

Amounts reclassified from other comprehensive income to net earnings, and included in:
Net sales (net of income tax of $27)	(2,661)	—	—
Selling, general and administrative expenses (net of income tax of $7)	(694)	—	—
Financial income, net (net of income tax of $5)	(484)	—	—

Other comprehensive loss	$(1,710)	$—	$—

As at October 3, 2010, approximately $2.4 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next 12 months.
GILDAN 2010 REPORT TO SHAREHOLDERS P.73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. EARNINGS PER SHARE:
A reconciliation between basic and diluted earnings per share is as follows:

	2010	2009	2008

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,159	120,811	120,479

Basic earnings per share	$1.64	$0.79	$1.21

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,159	120,811	120,479
Plus dilutive impact of stock options and Treasury RSUs	821	624	1,143

Diluted weighted average number of common shares outstanding	121,980	121,435	121,622

Diluted earnings per share	$1.63	$0.79	$1.20

Excluded from the above calculation for the year ended October 3, 2010 are 612,144 stock options (2009 — 452,093; 2008 — 125,208) and 16,375 Treasury RSUs (2009 — 236,934; 2008 — 25,575) which were deemed to be anti-dilutive.
18. OTHER INFORMATION:
(a)	Supplemental cash flow disclosure:

	2010	2009	2008

Cash paid during the year for:
Interest	$638	$2,028	$7,866
Income taxes	16,443	30,419	5,867

Balance of non-cash transactions:
Additions to property, plant and equipment included in accounts payable and accrued liabilities	2,099	627	1,720
Proceeds on disposal of long-lived assets in other assets	427	808	1,382
Proceeds on disposal of long-lived assets in other current assets	—	456	—
Business acquisition in accounts payable and accrued liabilities	—	—	1,196

Non-cash ascribed value credited to share capital from shares issued pursuant to vesting of Treasury RSUs and exercise of stock options	2,125	2,759	190
GILDAN 2010 REPORT TO SHAREHOLDERS P.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
18. OTHER INFORMATION (continued):
(a)	Supplemental cash flow disclosure (continued):

	2010	2009	2008

Cash and cash equivalents consist of:
Cash balances with banks	$196,279	$92,608	$8,068
Short-term investments, bearing interest at rates up to 0.25% at October 3, 2010, up to 0.12% at October 4, 2009 and up to 2.22% at October 5, 2008	62,163	7,124	4,289

	$258,442	$99,732	$12,357

(b) Depreciation and amortization:

	2010	2009	2008

Depreciation and amortization of property, plant and equipment and intangible assets	$66,472	$65,407	$57,135
Adjustment for the variation of depreciation of property, plant and equipment and intangible assets included in inventories at the beginning and end of the period	2,725	(2,437)	(957)

Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$69,197	$62,970	$56,178

Consists of:
Depreciation of property, plant and equipment	$60,378	$53,925	$48,809
Amortization of intangible assets	8,797	8,843	7,148
Amortization of deferred financing costs and other	22	202	221

Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$69,197	$62,970	$56,178

(c) The following items were included in the determination of the Company’s net earnings:

	2010	2009	2008

Defined contribution expense	$1,380	$1,447	$1,827
Bad debt expense	2,430	5,995	4,543

(d)	During fiscal 2010, the Company expensed $9.1 million (2009 — $7.1 million; 2008 — $6.1 million) in cost of sales, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America. As at October 3, 2010, an amount of $10.2 million (October 4, 2009 — $9.5 million) has been included in accounts payable and accrued liabilities.

(e)	During the fourth quarter of fiscal 2010, the Company received business interruption insurance proceeds of $8.0 million, reflecting the maximum insurance recovery available under its insurance policy related to the earthquake which struck Haiti on January 12, 2010. The earthquake impacted the Company’s third-party contractor operations used to sew the majority of the fabric produced at its Dominican Republic textile facility, which resulted in lost sales opportunities due to a temporary loss of production, as well as incremental costs related to supply chain inefficiencies. Business interruption proceeds have been recorded as a reduction of cost of sales in the statement of earnings.
GILDAN 2010 REPORT TO SHAREHOLDERS P.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
19. RELATED PARTY TRANSACTIONS:
The Company has transactions with Frontier Spinning Mills, Inc., which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions and balances owed:

	2010	2009	2008

Transactions:
Yarn purchases	$156,761	$149,754	$138,642
Management fee expense	750	750	750
Balances outstanding:
Accounts payable and accrued liabilities	30,050	22,129	32,445

20. FINANCIAL INSTRUMENTS:
Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled “Financial Risk Management” of the Management’s Discussion and Analysis of the Company’s operations, performance and financial condition as at October 3, 2010, which is included in the Report to Shareholders along with these consolidated financial statements. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.
(a)	Financial instruments — carrying values and fair values:
The fair values of financial assets and liabilities, together with the carrying amounts included in the consolidated balance sheets, are as follows:

		2010		2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial assets
Held-for-trading financial assets:
Cash and cash equivalents	$258,442	$258,442	$99,732	$99,732
Loans and receivables:
Trade accounts receivable	145,684	145,684	159,645	159,645
Other current assets	7,980	7,980	7,117	7,117
Long-term non-trade receivable included in other assets	953	953	1,254	1,254
Restricted cash related to the acquisition of Prewett included in other assets	5,788	5,788	6,042	6,042
Derivative assets	1,099	1,099	—	—

GILDAN 2010 REPORT TO SHAREHOLDERS P.76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20. FINANCIAL INSTRUMENTS (continued):
(a)	Financial instruments — carrying values and fair values (continued):

	2010		2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$183,117	$183,117	$124,378	$124,378
Long-term debt — bearing interest at variable rates	—	—	3,876	3,876
Long-term debt — bearing interest at fixed rates	—	—	511	511
Derivative liabilities	3,088	3,088	—	—

Derivative assets and derivative liabilities consist of the fair values of forward foreign exchange contracts outstanding at October 3, 2010 and are included in other current assets, and accounts payable and accrued liabilities, respectively. The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash included in other assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair values of cash and cash equivalents and forward foreign exchange contracts were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparty.
(b)	Financial expense (income), net:

	2010	2009	2008

Interest expense (i)	$436	$1,824	$7,223
Bank and other financial charges	1,392	1,039	946
Foreign exchange (gain) loss (ii)	(1,077)	(3,167)	1,071

	$751	$(304)	$9,240

(i)	Interest expense (income):

	2010	2009	2008

Interest expense on long-term debt	$88	$1,800	$7,422
Interest expense on short-term indebtedness	463	142	191
Interest income on held-for-trading financial assets	(132)	(103)	(413)
Interest income on loans and receivables	(80)	(80)	(80)
Other interest expense	97	65	103

	$436	$1,824	$7,223

Interest income on held-for-trading financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company’s long-term receivable included in other assets.
GILDAN 2010 REPORT TO SHAREHOLDERS P.77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20. FINANCIAL INSTRUMENTS (continued):
(b)	Financial expense (income), net (continued):
(ii)	Foreign exchange (gain) loss:

	2010	2009	2008

(Gain) loss relating to financial assets and liabilities	$(1,154)	$(220)	$674
Loss (gain) relating to financial derivatives not designated as cash flow hedges, including amounts realized on contract maturity and changes in fair value of open positions	7	(82)	2,084

Foreign exchange (gain) loss relating to financial instruments	(1,147)	(302)	2,758
Other foreign exchange loss (gain)	70	(2,865)	(1,687)

	$(1,077)	$(3,167)	$1,071

(c)	Derivative instruments:

The Company has entered into forward foreign exchange contracts in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings. The forward foreign exchange contracts outstanding as at October 3, 2010 consisted primarily of contracts to sell or buy Euros, Australian dollars, Canadian dollars, and Pounds sterling in exchange for U.S. dollars.

The Company has also entered into forward fuel oil contracts in order to reduce the exposure of forecasted cash outflows that are affected by oil prices. The forward fuel oil contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period as the hedged fuel oil affects net earnings. As at October 3, 2010 and October 4, 2009, there were no forward fuel oil contracts outstanding.

As at October 3, 2010, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective.

				Carrying and fair value			Maturity
	Notional				Accounts
	foreign				payable
	currency	Average	Notional	Other	and
	amount	exchange	U.S. $	current	accrued	0 to 6	7 to 12
October 3, 2010	equivalent	rate	equivalent	assets	liabilities	months	months

Forward foreign exchange contracts designated as cash flow hedges:
Sell AUD/Buy USD	7,908	0.8704	$6,883	$—	$(570)	$(334)	$(236)
Sell GBP/Buy USD	24,900	1.5443	38,454	—	(511)	(210)	(301)
Sell EUR/Buy USD	33,150	1.2964	42,977	—	(2,007)	(813)	(1,194)
Sell CAD/Buy USD	16,000	0.9938	15,900	393	—	393	—
Buy CAD/Sell USD	21,222	0.9330	19,800	706	—	368	338

			$124,014	$1,099	$(3,088)	$(596)	$(1,393)

As at October 4, 2009 the Company had no outstanding derivative financial instruments relating to commitments to buy or sell foreign currencies through forward foreign exchange contracts.
GILDAN 2010 REPORT TO SHAREHOLDERS P.78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
21. CAPITAL DISCLOSURES:
The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.
The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s primary uses of capital are to finance increases in non-cash working capital and capital expenditures for capacity expansion as well as acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility.
The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before interest, taxes, depreciation and amortization, non-controlling interest, and restructuring and other charges (“EBITDA”), which it aims to maintain at less than 3.0:1. Net debt is computed as at the most recent quarterly balance sheet date. EBITDA is based on the last four quarters ending on the same date as the balance sheet date used to compute net debt. The computations of net debt, cash in excess of total indebtedness and EBITDA as at October 3, 2010, October 4, 2009 and October 5, 2008 were as follows:

	2010	2009	2008

Current portion of long-term debt	$—	$2,803	$3,556
Long-term debt	—	1,584	49,448
Less: cash and cash equivalents	(258,442)	(99,732)	(12,357)

(Cash in excess of total indebtedness) net debt	$(258,442)	$(95,345)	$40,647

	For the last four quarters ended on
	October 3, 2010	October 4, 2009	October 5, 2008

Net earnings	$198,245	$95,329	$146,350
Restructuring and other charges	8,705	6,199	5,489
Depreciation and amortization	66,472	65,407	57,135
Variation of depreciation included in inventories	2,725	(2,437)	(957)
Interest, net	436	1,824	7,223
Income tax (recovery) expense	(1,904)	(5,786)	34,400
Non-controlling interest in consolidated joint venture	3,786	110	230

EBITDA	$278,465	$160,646	$249,870

Net debt to EBITDA ratio	n/a	n/a	0.2:1

The terms of the revolving credit facility require the Company to maintain a net debt to EBITDA ratio below 3.0:1, although this limit may be exceeded under certain circumstances. The Company does not currently plan to refinance its revolving credit facility, or a portion thereof, with debt of longer maturities or to raise additional equity capital. In the first quarter of fiscal 2008, the Company used its revolving credit facility to finance the acquisition of Prewett.
In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.
GILDAN 2010 REPORT TO SHAREHOLDERS P.79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
21. CAPITAL DISCLOSURES (continued):
On December 2, 2010, the Company announced that its Board of Directors had approved the introduction of a quarterly cash dividend. The initial quarterly dividend of U.S. $0.075 per share will be paid on all issued and outstanding Common Shares of the Company listed on the New York Stock Exchange (the “NYSE”) and the equivalent amount in Canadian dollars (using the Bank of Canada’s latest noon conversion rate at the time of payment) will be paid for Common Shares listed on the Toronto Stock Exchange (the “TSX”). The initial dividend will be paid on March 18, 2011, rateably and proportionately to the holders of record on February 23, 2011, being the record date. The dividend policy will be reviewed annually by the Board of Directors.
The Company also announced the reinstatement of a normal course issuer bid to repurchase up to one million outstanding Common Shares of the Company on the TSX and the NYSE (the “NCIB”). The Company is authorized to make purchases under the NCIB during the period from December 6, 2010 to December 5, 2011 or until such time as the NCIB is completed or terminated at the Company’s option. The price to be paid will be the market price of the Common Shares on the stock exchange on which the shares are purchased at the time of acquisition. Common Shares purchased under the NCIB will be cancelled.
The Company is not subject to any capital requirements imposed by a regulator.
22. SEGMENTED INFORMATION:
The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.
(a)	Net sales by major product group:

	2010	2009	2008

Activewear and underwear	$1,084,953	$795,535	$957,061
Socks	226,510	242,784	292,650

	$1,311,463	$1,038,319	$1,249,711

(b)	Major customers and revenues by geographic area:
(i)	The Company has two customers accounting for at least 10% of total net sales:

	2010	2009	2008

Company A	21.0%	18.6%	23.1%
Company B	14.3%	15.5%	13.6%

(ii)	Net sales were derived from customers located in the following geographic areas:

	2010	2009	2008

United States	$1,154,776	$939,717	$1,125,961
Canada	54,160	35,134	56,353
Europe and other	102,527	63,468	67,397

	$1,311,463	$1,038,319	$1,249,711

GILDAN 2010 REPORT TO SHAREHOLDERS P.80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
22. SEGMENTED INFORMATION (continued):
(c)	Property, plant and equipment by geographic area are as follows:

	2010	2009

Honduras	$243,033	$211,267
Caribbean Basin	118,876	102,216
United States	81,555	65,347
Canada	10,051	13,252
Other	25,777	10,121

	$479,292	$402,203

(d)	Intangible assets by geographic area are as follows:

	2010	2009

Canada	$5,456	$8,959
United States	54,650	58,901
Honduras	907	766
Other	308	466

	$61,321	$69,092

(e)	Goodwill by geographic area is as follows:

	2010	2009

United States	$6,709	$6,709
Bangladesh	3,488	—

	$10,197	$6,709

23. COMPARATIVE FIGURES:
Certain comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of the 2009 net book value of computer software of $12.3 million, comprised of a cost of $25.4 million and accumulated amortization of $13.1 million from property, plant and equipment to intangible assets.
The Company also reclassified the 2009 future income tax assets of $7.9 million as an offset against future income tax liabilities.
GILDAN 2010 REPORT TO SHAREHOLDERS P.81